UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519 and 333-281916) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, 333-256571 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 4, 2024, the Company announced that it entered into a research and development collaboration and license agreement with Novo Nordisk A/S (“Novo Nordisk”) pursuant to which it granted Novo Nordisk an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products (including Semaglutide) in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases.

The agreement includes provisions requiring at least one TransCon Semaglutide product and at least one other TransCon technology-based product to be identified, developed and commercialized in metabolic diseases to maintain certain exclusivities in the field, with additional provisions for cardiovascular diseases. Under the terms of the agreement, Novo Nordisk also receives exclusive rights to expand any resulting metabolic disease products into other therapeutic areas. The lead program in the collaboration is a once-monthly TransCon Semaglutide product candidate that will initially target obesity and type 2 diabetes.

Under the agreement, the Company has the potential to receive total payments of up to $285 million in upfront, development and regulatory milestone payments for the lead program. In addition, the Company has the potential to receive sales-based milestone payments and tiered royalties on global net sales. The $285 million includes an upfront fee of $100 million for the exclusive license. For each additional metabolic or cardiovascular disease product candidate, the Company will be eligible to receive payments of up to $77.5 million in development and regulatory milestone payments. In addition, the Company has the potential to receive sales-based milestone payments and tiered royalties on global net sales. Novo Nordisk agreed to pay Ascendis royalties for each potential licensed product developed under the agreement that are an escalating tiered, mid-single digit percentage of the annual net sales of such licensed product and are subject to reduction due to patent valid claim expiration, biosimilar product market share, payment made under certain licenses for third party intellectual property and Inflation Reduction Act price negotiations.

Under the agreement, the Company will conduct certain pre-agreed early research and development of TransCon product candidates under the collaboration and the Company is eligible to receive cost reimbursement from Novo Nordisk for its performance of such research and development activities under the agreement with respect to such TransCon product candidates. Novo Nordisk will be responsible for any other non-clinical and clinical development, regulatory, commercial manufacturing, and commercialization of such TransCon product candidates, and all costs associated with such activities.

Subject to the terms of the agreement, the Company granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases. Additionally, the Company has granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize GLP-1 receptor products using the TransCon technology for all indications, except for (i) certain pre-agreed rare endocrine indications, (ii) all indications in respect of the eye and adnexa and (iii) all indications in respect of oncology.

Until expiry of the last royalty term and for one-year thereafter, the Company will not be permitted to research, develop, manufacture, commercialize, or otherwise exploit outside of the collaboration, any GLP-1 receptor product or any other licensed products that have been subject to the collaboration. The Company is also not permitted to undertake any research, development, manufacture, commercialization, or other exploitation of products outside of the collaboration in the metabolic field until expiry of the last royalty term of any licensed products that have been subject to the collaboration in metabolic diseases.

Unless earlier terminated, the agreement has a royalty term that continues, on a per licensed product and per country basis, until the later of (i) the expiration of the last valid patent claim for any Ascendis patents, joint improvement patents, licensed product patents as well as any improvements made by Novo Nordisk covering the licensed product’s dosage regimen or target product profile, or (ii) 11 years after the first commercial sale of such licensed product in such country.

Novo Nordisk has the right to terminate the agreement without cause in its entirety or on a per licensed product basis. The Company has the right to terminate the agreement in its entirety in case Novo Nordisk brings patent challenges with respect to Ascendis’ patents. The agreement may also be terminated by either party based on an uncured material breach by the other party or the bankruptcy of the other party.

Upon termination of the agreement due to Novo Nordisk’s default, some or all of the licenses granted by the Company to Novo Nordisk to develop, manufacture and commercialize any of the licensed products will automatically terminate.

Upon termination of the agreement due to certain defaults by Ascendis, Novo Nordisk may choose to either (i) have the license granted by us to Novo Nordisk to develop, manufacture and commercialize licensed products terminate in its entirety or on a product-by-product basis; or (ii) continue with respect to the affected licensed product at a reduced payment rate.

The closing of this transaction is subject to receipt of applicable regulatory approvals and the parties are seeking to close before the end of 2024.

Forward Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) the expected initial target indications of TransCon Semaglutide; (ii) Ascendis’ potential receipt of milestone and royalty payments; (iii) Ascendis’ plan to conduct early research and development of TransCon product candidates; (iv) Novo Nordisk’s responsibility for early development costs and for any other non-clinical and clinical development, regulatory, commercial manufacturing, and commercialization of such TransCon product candidates, and all costs associated with such activities; and (v) the expected timing of the closing of the transaction. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations, and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, market and sell product candidates; dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; and the impact of international economic, political, legal, compliance, social and business factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ prospectus supplement filed on September 20, 2024 and Ascendis’ current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on February 7, 2024. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: November 4, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer